Proxy Results



Stockholders of Seligman Select Municipal Fund voted on the following proposals at the Annual Meeting of Stockholders held on July 8, 2008. The description of each proposal and number of shares voted are as follows:

Proposal 1
To elect four Directors to hold office until the 2011 Annual Meeting of Stockholders.
                        In Favor of Election      Withhold Authority
                                                        to Vote
Maureen Fonseca            11,186,592                   866,795
Betsy S. Michel*                  743                         2
James N. Whitson*                 743                         2
Brian T. Zino              11,212,162                   841,226

Proposal 2
To consider a proposal to ratify the selection of Deloitte&Touche LLP as auditors of the Fund.
       For Ratification     Against Ratification         Abstain
          11,360,610              593,839                 98,939

* Voted by Preferred Stockholders only.